August 29, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Mark P. Shuman
Mail Stop: 4561

RE	Silverstar Holdings, Ltd. Registration Statement on Form S-3, Amendment No. 1 Filed on August 24, 2007 Commission File No. 333-144770

Dear Mr. Shuman:

        On behalf of Silverstar Holdings, Ltd. (the “Company”), set forth herein are the Company’s responses to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-3, filed with the Commission on August 24, 2007.

        All responses provided herein are based solely on information provided by the Company.

        As requested by the Staff, the Company has identified in the selling shareholders table on page 17 of Amendment No. 2 to the Company's Registration Statement on Form S-3 that Roth Capital Partners, LLC is a broker dealer.

        As requested by the Staff, the Company has revised its disclosure in footnote 12 on page 18 of Amendment No. 2 to the Company's Registration Statement on Form S-3 to delete the phrase “has indicated to the issuer that it” in the third sentence. The third sentence of footnote 12 currently reads as follows:

“Credit Suisse Securities (USA) LLC is a broker-dealer and, accordingly, a statutory underwriter.”

        At your request and notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclosure the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact the undersigned at (212) 704-6030 or Henry Rothman at (212) 704-6179 if you have any questions or comments regarding the foregoing responses.

Sincerely, /s/ Joseph Walsh Joseph Walsh, Esq.

cc:	Clive Kabatznik Silverstar Holdings, Ltd. Henry I. Rothman Troutman Sanders LLP